Exhibit 3.1

ARTICLES OF AMENDMENT

OF THE

RESTATED ARTICLES OF INCORPORATION

OF

LINCOLN NATIONAL CORPORATION

The undersigned officer of Lincoln National Corporation (the “Corporation”), a corporation existing pursuant to the Indiana Business Corporation Law, as amended (the “Act”), desiring to give notice of corporate action effectuating the amendment of its Articles of Incorporation, hereby sets forth the following facts:

ARTICLE I
Name of the Corporation; Date of Incorporation

    The name of the Corporation is Lincoln National Corporation.  The date of incorporation of the Corporation is January 5, 1968.

ARTICLE II
Text of Amendment

    Article III, of the Restated Articles of Incorporation is hereby amended to change the standard of election in uncontested elections of directors to a majority of votes cast by adding new section 6 as follows:

Section 6.  Election of Directors.  The Directors to be elected at each annual meeting of shareholders shall be chosen by the majority of votes cast by the holders of shares entitled to vote in the election at the meeting, provided a quorum is present; provided however, that if the election is a contested election, then the Director shall be elected by the vote of a plurality of the votes cast by the holders of shares entitled to vote, provided a quorum is present.  The election is “contested” if there are more nominees than vacancies on the Board of Directors, which shall be the case if: (i) a shareholder has properly nominated a person for election to the Board of Directors in compliance with the Corporation’s bylaws or applicable law and (ii) such nomination has not been withdrawn by such shareholder on or prior to ten (10) days in advance of the date that the Corporation files its definitive proxy statement with the Securities and Exchange Commission with respect to such election (regardless of whether such proxy statement is thereafter revised or supplemented).

If the holders of Preferred Stock are entitled to elect any Directors voting separately as a class or series, those Directors shall be elected by a plurality of the votes cast by the holders of shares of Preferred Stock entitled to vote in the election at the meeting, provided a quorum of the holders of shares of Preferred Stock is present.

ARTICLE III

Manner and Date of Adoption

Section 1.                      This amendment was adopted by the Board of Directors of the Corporation on November 4, 2009, for approval by the shareholders at the Annual Meeting on May 27, 2010, on which date the shareholders approved adoption of this amendment.

ARTICLE IV

Compliance with Legal Requirements

The manner of adoption of the foregoing amendment to the Restated Articles of Incorporation and the vote by which it was adopted constitute full legal compliance with the provisions of the Act, the Articles of Incorporation and the Bylaws of the Corporation.

IN WITNESS WHEREOF, I hereby verify subject to the penalties of perjury, that the statements contained herein are true, this 27th day of May, 2010.

Lincoln National Corporation

By: /s/ Dennis R. Glass
Name: Dennis R. Glass
Title:   President and Chief Executive Officer